Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4163

COPY

02 NOV -5 AM 8:45

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

October 30, 2002

02055924

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Continuous Disclosure

SUPPL

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
$30,000 Private Placement
File No. 1006-T-15

In accordance with subsection 10.2 of Ontario Securities Commission Rule 45-503, (the "Rule"), I hereby give notice that 300,000 Units of Outlook priced at $0.10 per Unit with each Unit consisting of one (1) common share of Outlook priced at $0.10 and one (1) warrant entitling the holder to acquire an additional common share of Outlook at a price of $0.20 until October 21, 2004 were issued on October 21, 2002 to John Bottomley, a director and officer of Outlook, 2195 Ireland Drive, Burlington, Ontario, L7P 3G7 pursuant to section 3.1 of the Rule.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

c.c Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**
Outlook Resources Inc.

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